

February 9, 2021

Prabu Natarajan
Chief Financial Officer
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

> **Re: Science Applications International Corp**
> **Form 10-K for the Year Ended January 31, 2020**
> **Filed March 27, 2020**
> **Form 8-K Filed December 3, 2020**
> **File No. 001-35832**

Dear Mr. Natarajan:

We have reviewed your February 3, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed December 3, 2020

SAIC Announces Third Quarter of Fiscal Year 2021 Results
Fiscal Year 2021 Guidance, page 4

1. To the extent that you provide earnings guidance which includes non-GAAP measures, please comply with the guidance in the penultimate bullet of Q&A 102.10 of the CD&I on Non-GAAP Financial Measures (April 4, 2018) in future filings of your Form 8-K.

Prabu  Natarajan
Science Applications International Corporation
February 9, 2021
Page 2

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding
this comment and related matters.  Please contact Edwin Kim, Staff Attorney at (202) 551-3297
or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology